Exhibit 21.1

Subsidiaries of Axovant Gene Therapies Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Axovant Sciences, Inc.	Delaware
Axovant Holdings Limited	England and Wales
Axovant Sciences GmbH	Switzerland
Axovant Sciences America, Inc.	Delaware
Axovant Treasury Holdings, Inc.	Delaware
Axovant Treasury, Inc.	Delaware
Axovant Sciences Europe Ltd.	Ireland

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